Exhibit 21

DISH NETWORK CORPORATION AND SUBSIDIARIES

LIST OF SUBSIDIARIES

As of December 31, 2023

Subsidiary	State or Country of Incorporation	% of Ownership		Name Doing Business As
DISH DBS Corporation	Colorado	100%		DDBS
DISH Network L.L.C.	Colorado	100%	(1)	DNLLC
DISH Wireless Holding L.L.C.	Colorado	100%		DISH Wireless
DISH Wireless L.L.C.	Colorado	100%	(2)	DISH Wireless

(1)	This is a subsidiary of DISH DBS Corporation
(2)	This is a subsidiary of DISH Wireless Holding L.L.C.